                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Form 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):
___Form 10-K    ___Form 20-F    ___Form 11-K      X Form 10-Q    ___Form N-SAR
                                                 ---

          FOR PERIOD ENDED:   March 31, 1999
                           --------------------

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:  ____________________________________


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I - REGISTRANT INFORMATION

LIGHTHOUSE LANDINGS, INC.
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Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

195 Fairfield Avenue, Suite 3C
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Address of Principal Executive Office (Street and Number)

West Caldwell, New Jersey 07006
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Management is finalizing the operating results for the quarter, and was unable to complete this process in time.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Theresa M. Mohringer, Esq.             (303)                  221-6000
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            (Name)                       (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [_] No. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's estimated revenues for the quarter ended March 31, 2000 are $683,000. This figure represents a decrease of approximately $40,000 compared with the same quarter of 1999. Direct operating costs increased approximately $275,000 during this quarter as compared with the same quarter of 1999. The changes in revenues and operating costs are primarily due to the termination of the charter of one of the Registrant's vessels to the Massachusetts Steamship Authority. In addition, indirect operating costs increased approximately $35,000 in this quarter as compared with the same quarter last year because of increased administrative expenses on debt service. The net loss for this quarter is estimated to be $782,000, compared with $456,000 for the same quarter in 1999.

                           LIGHTHOUSE LANDINGS, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2000                      By: /s/ Anthony Colasanti
                                            ---------------------------------
                                            Anthony Colasanti, Vice
                                            President and Secretary

                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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